Vestfi, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Period June 23, 2021 Through December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 23, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestfi Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9106 Canopy Oak Lane, Suite 403
(No. and Street)

Riverview	FL	33578
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestfi Inc., as of December 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE OF NEW YORK
COUNTY OF NEW YORK } SS:

SWORN BEFORE ME THIS
3 DAY OF Feb 2022

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Vestfi, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vestfi, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the period June 23, 2021 through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2021.
Northridge, California
February 7, 2022

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	567,247
Deposit with clearing broker		50,009
Prepaid expenses and other assets		9,730
TOTAL ASSETS	$	626,986
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Related party payable	$	8,500
Payable to clearing brokers		7,141
Accounts payable and accrued expenses		11,596
Total Liabilities		27,237
Stockholder's Equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 100,000 shares issued and outstanding	$	1
Additional paid-in capital		834,999
Accumulated deficit		(235,251)
Stockholder's Equity		599,749
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	626,986

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 23, 2021 TO DECEMBER 31, 2021

Revenues	
Other income	$ 21
Total Revenues	21
Expenses	
Compensation expense	93,048
Technology and data	51,033
Occupancy	3,000
Clearance fees	22,698
Professional fees	30,000
Advertising and marketing	6,000
Regulatory and exchange fees	8,551
Other expenses	13,098
Total Expenses	227,428
Net (loss)	$ (227,407)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD JUNE 23, 2021 TO DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance - June 23, 2021	$ 1	$ 334,999	$ (7,844)	$ 327,156
Net (loss)			(227,407)	(227,407)
Capital contributions		500,000		500,000
Balance - December 31, 2021	$ 1	$ 834,999	$ (235,251)	$ 599,749

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 23, 2021 TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(227,407)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses and other assets		(2,574)
Increase in deposit with clearing brokers		(50,009)
Increase in payable to clearing broker		7,141
Increase in accounts payable and accrued expenses		11,596
Related party payable		8,500
Net cash used by operating activities		(252,753)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Capital Contributions		500,000
Net cash provided by financing activities		500,000
NET INCREASE IN CASH		247,247
CASH :		
Cash - June 23, 2021		320,000
Cash - December 31, 2021	$	567,247
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Vestfi Inc.
Notes to Financial Statements
December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vestfi Inc. (the "Company") was organized in the State of Delaware on February 1, 2021. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 23, 2021.

The Company is a wholly owned subsidiary of Vest, Inc. ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Note 2: INCOME TAXES

The Company and its Parent file a consolidated Federal income tax return. The Company calculates Federal income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates. The consolidated tax return for the current year is subject to examination by the Internal Revenue Service.

The Company has available on December 31, 2021, unused operating loss carry-forwards, which may be applied against future taxable income, totaling a net operating loss of approximately $227,407 resulting in a deferred tax asset of $47,755 which begins to expire in 2041. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the period ended December 31, 2021, these expenses amounted to $68,202. At December 31, 2021 the Company had an intercompany payable to the Parent of $8,500.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 4: COMMITMENTS & CONTINGENCIES (continued)

The Company has had operating losses and negative cash flows from operations over the past year, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $590,019 which was $585,019 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($27,237) to net capital was 0.05 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2021 was $50,009.

Note 8: PAYABLE TO CLEARING BROKER

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers accounts. Payable to the Clearing Broker at December 31, 2021 was $7,141.

Note 9: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, there are no adjustments to these financial statements to reflect this uncertainty.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the period then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:		
Stockholder's equity		$ 599,749
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 9,730	
		9,730
Net capital before haircuts on securities positions		590,019
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 590,019
AGGREGATE INDEBTEDNESS		$ 27,237
MINIMUM NET CAPITAL REQUIRED (12 1/2% of aggregate indebtedness)		$ 3,405
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($590,019 - $5,000)		$ 585,019
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 27,237 / $ 590,019	4.62%

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2021

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Vestfi, Inc.

Report on Exemption Provisions

Pursuant to 17 C.F.R. § 15c3-3(k)

For the Period June 23, 2021 through December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Vestfi, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Vestfi, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vestfi, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Vestfi, Inc. stated that Vestfi, Inc. met the identified exemption provisions throughout the period June 23, 2021 through December 31, 2021 without exception. Vestfi, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vestfi, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 7, 2022

VESTFI, INC.
9106 CANOPY OAK LANE SUITE 403
RIVERVIEW, FL 33578

Assertions Regarding Exemption Provisions

We, as members of management of Vestfl Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the time period June 23, 2021 ending December 31, 2021.

Vestfi Inc.

By:

Alvaro Pereyra, CEO